SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

(Amendment No. 7)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the

Securities Exchange Act of 1934

MIDWEST AIR GROUP, INC.

(Name of Subject Company)

MIDWEST AIR GROUP, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

597911106

(CUSIP Number of Class of Securities)

Timothy E. Hoeksema

Chairman of the Board and

Chief Executive Officer

Midwest Air Group, Inc.

6744 South Howell Avenue

Oak Creek, WI  53154

(414) 570-4000

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person filing statement)

With copies to:

Christopher B. Noyes Dennis F. Connolly Godfrey & Kahn, S.C. 780 North Water Street Milwaukee, WI 53202-3590 (414) 273-3500	Frederick C. Lowinger Dennis V. Osimitz Sidley Austin LLP One South Dearborn Chicago, IL 60603 (312) 853-7000

[     ]

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

The purpose of this amendment is to amend Item 4 – The Solicitation or Recommendation, Item 5 – Person/Assets, Retained, Employed, Compensated or Used, and Item 6 – Interest in Securities of the Subject Company.

Item 4.

The Solicitation or Recommendation.

The first paragraph of “– Reasons for the Recommendation of the Board” is amended to read as follows:

In reaching the conclusions and in making the recommendation described above, the Board consulted with Midwest’s management and Midwest’s financial and legal advisors, considered the presentations made by Goldman Sachs on January 18, 2007 and January 24, 2007 and took into account numerous factors, including but not limited to the following:

The third subpoint of the second bullet point under “– Reasons for the Recommendation of the Board” is amended to read as follows:

If the synergies AirTran claims will result from the proposed combination are realized as AirTran projects, Midwest estimates that the proposed combination would be more than 30% accretive to AirTran’s 2007 estimated earnings per share as estimated by IBES.  Given the percentage ownership of Midwest’s shareholders following a proposed combination, this accretion would accrue disproportionately to the benefit of the current AirTran stockholders compared to Midwest’s shareholders.  Based on this analysis, the benefit to the combined company that AirTran contends would result from the combination is not reflected in the value of the consideration which would be received by Midwest’s shareholders under the Offer.

Item 5.

Person/Assets, Retained, Employed, Compensated or Used.

The third paragraph under this item is amended to read as follows:

In the event that Midwest were to determine to undertake any other extraordinary transactions or actions, such as a spin-off, recapitalization, share or debt repurchase, divestiture, merger, joint venture or financing, Midwest has agreed to offer Goldman Sachs the right to act as exclusive advisor, agent and/or in other applicable capacities in connection with such transactions or actions.  In addition, Midwest has agreed to offer Goldman Sachs the right to act as principal or counterparty in the case of any foreign exchange transaction, currency or interest rate swap or other hedging transaction related to the financing of any sale of Midwest or other extraordinary transaction or action. Goldman Sachs has made neither an express nor an implied commitment to act in any capacity in any such transaction or action, to provide financing or to purchase or place any securities.

Item 6.

Interest in Securities of the Subject Company.

The first paragraph under this item is amended to read as follows:

No transactions in the Midwest Shares have been effected during the past 60 days by Midwest or its subsidiaries or, to Midwest’s knowledge after making reasonable inquiries, by any of Midwest’s directors, executive officers or affiliates, except as follows:

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MIDWEST AIR GROUP, INC.

By:

/s/ Curtis E. Sawyer

Curtis E. Sawyer

Senior Vice President and Chief Financial Officer

Date:  February 13, 2007